                       SECURITIES AND EXCHANGE COMMISSION


                             WASHINGTON, D. C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                                 (AMENDMENT NO.)

                            BALDWIN & LYONS INC CL A
                            ------------------------
                                (NAME OF ISSUER)



                                  COMMON STOCK
                         ------------------------------
                         (TITLE OF CLASS OF SECURITIES)


                                    057755100
                                 --------------
                                 (CUSIP NUMBER)


                                  JULY 31, 1999
                                  -------------
                                     (DATE)


        CHECK THE FOLLOWING BOX IF FEE IS BEING PAID WITH THIS STATEMENT


              -----------------------------------------------------

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CUSIP NO.     057755100
              ---------

--------------------------------------------------------------------------------

1)   Names of Reporting Persons               I.R.S. No. 31-0738296
     S.S. or I.R.S. Identification Nos. of           BANK ONE CORPORATION
     Above Persons
--------------------------------------------------------------------------------

2)   Check the Appropriate Box if a
     Member of a Group                        (a)_____________________
     (See Instructions)                       (b)_____________________
-----------------------------------------------------------------------------

3)   SEC Use only
------------------------------------------------------------------------------

4)   Citizenship or Place of
     Organization                              ILLINOIS
------------------------------------------------------------------------------

Number of Shares           (5)  Sole Voting Power              315,600
                                                              --------
Beneficially               (6)  Shared Voting Power                  0
                                                              --------
Owned by                   (7)  Sole Dispositive Power               0
                                                              --------
Each Reporting             (8)  Shared Dispositive Power       315,600
                                                              --------
Person with
------------------------------------------------------------------------------

9)   Aggregate Amount Beneficially                             315,600
                                                              --------
     Owned by Each Reporting Person
------------------------------------------------------------------------------

10)  Check if the Aggregate Amount
     in Row (9) Excludes Certain
     Shares (See Instructions)
------------------------------------------------------------------------------

11)  Percent of Class Represented
     by Amount in Row 9                                         13.24%
                                                              ---------
------------------------------------------------------------------------------


12)      Type of Reporting Person
         (See Instructions)                                       HC
                                                              ---------

----------------------------------------------------------------------------
SEC 13G

SECURITIES AND EXCHANGE COMMISSION

SCHEDULE 13G Amendment No.

Item 1(a)    Name of Issuer:                            Baldwin & Lyons Inc CL A
                                                       -------------------------

Item 1(b)    Address of Issuer's principal executive
              offices:                                1099 North Meridian Street
                                                      Indianapolis, IN  46204
                                                      ATTN:   Pat Corydon
                                                      --------------------------

Item 2(a)    Name of person filing:             BANK ONE CORPORATION

Item 2(b)    Address of principal business office or,   One First National Plaza
             if none residence:                         Chicago, IL 60670

Item 2(c)    Citizenship:                               Not Applicable

Item 2(d)    Title of class of securities:              Common Stock
                                                       -------------------------

Item 2(e)    CUSIP No.:                                 057755100
                                                       -------------------------

Item 3. This statement is filed pursuant to Rule 13d-1(c).

Item 4.  Ownership

            This beneficial ownership by BANK ONE CORPORATION with respect to common shares of Baldwin & Lyons Inc CL A
                                -----------------------------------------
                                                                         :
            -------------------------------------------------------------



            (a)      Amount beneficially owned:            315,600
            (b)      Percent of class                        13.24%

            (c)      Number of shares as to which such person has:

                     (I)    Sole power to vote or to direct the vote:    315,600
                                                                         -------
                     (ii)   Shared power to vote or to direct the vote:        0
                                                                         -------
                     (iii)  Sole power to dispose or to direct the
                            disposition of:                                    0
                                                                         -------
                     (iv)   Shared power to dispose or to direct the
                            disposition of:                              315,600
                                                                         -------

Item 5.  Ownership of 5 percent or less of a Class.                          N/A
                                                                         -------

Item 6.  Ownership of More than 5 percent on Behalf of Another Person.       N/A
                                                                         -------
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Item 7.  Identification and Classification of the Subsidiary Which Acquired the
         Security Being Reported on By the Parent Holding Company.
                                                                  --------------
                         First National Bank of Chicago

Item 8.  Identification and Classification of Members of the Group.         N/A
                                                                         -------

Item 9.  Notice of Dissolution of Group.                                     N/A
                                                                         -------

Item 10. Certification.


After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.


Dated:            August 10, 1999
          ---------------------------

                                                      BANK ONE CORPORATION

                                             By:      /s/ DAVID J. KUNDERT
                                                      David J. Kundert
                                                      EXECUTIVE VICE PRESIDENT